FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of May 3, 2006



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F X     Form 40-F
                                        ---             ---

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes       No X
                                        ---      ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2006 First Quarter Results.

Tenaris Announces 2006 First Quarter Results

    LUXEMBOURG--(BUSINESS WIRE)--May 2, 2006--The financial and operational information contained in this press release is based on consolidated condensed interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.
    Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) ("Tenaris") today announced its results for the first quarter ended March 31, 2006 with comparison to its results for the first quarter ended March 31, 2005.


Summary of 2006 First Quarter Results

(Comparison with fourth quarter of 2005 and first quarter of 2005)

                                  Q1 2006     Q4 2005      Q1 2005
Net sales (US$ million)           1,783.2  1,898.6  (6%) 1,452.9  23%
Operating income (US$ million)      600.9    576.9    4%   405.7  48%
Net income (US$ million)(1)         441.7    414.8    6%   280.0  58%
Shareholders' net income (US$
 million)                           419.7    381.0   10%   264.2  59%
Earnings per ADS (US$)(2)            0.71     0.65   10%    0.45  59%
Earnings per share (US$)             0.36     0.32   10%    0.22  59%
EBITDA (US$ million)                655.6    634.5    3%   457.7  43%
EBITDA margin (% of net sales)         37%      33%           31%


(1) As required by IAS 1 (revised) as from January 1, 2005 the income for the period disclosed in the income statement does not show minority interest. Earnings per share continue to be calculated on the net income attributable solely to the equity holders of Tenaris.

(2) As of April 26, 2006, the ratio of ADSs to ordinary shares was changed from 1:10 to 1:2. Earnings per ADS are stated using the new ratio.


    Earnings per share, operating income and margins continue to grow due to the strength of global demand for our seamless OCTG products from the oil and gas industry. Demand remains particularly strong in the Middle East and Africa region, where drilling activity in Saudi Arabia has been growing rapidly in response to increased investment in exploration and production. Net sales during this first quarter were affected, however, by lower sales of welded pipes for gas transmission projects in Brazil, where important projects have been put on hold. Free cash flow (net cash provided by operations less capital expenditures) was US$474.6 million and the company became net cash positive during the quarter.

    Market Background and Outlook

    Oil and gas companies are continuing to increase their exploration and production spending in response to sustained high oil and gas prices and projected increases in global demand for oil and gas. This is resulting in increased drilling activity and demand for seamless OCTG products. The international count of active drilling rigs, as published by Baker Hughes excluding, for comparative purposes, the rig count in Iran and Sudan, averaged 896 during the first quarter of 2006, an increase of 10% compared to the same quarter of the previous year and an increase of 3% compared to the fourth quarter of 2005. The corresponding percentage year on year quarterly rig count increases in the Canadian and U.S. markets, which are more sensitive to natural gas prices, were 28% and 19% respectively.
    Favorable market conditions and the demand for high-end seamless pipe products are helping us to register sales growth and improved gross margins for our seamless pipe products. We expect that the continuation of favorable market conditions and strong demand for our high-end seamless pipe products will allow us to maintain our operating margins at around the levels recorded this quarter.
    Demand for our welded pipe products, however, is being affected by delays to gas pipeline projects in Brazil and Argentina. We expect that some of these projects will go ahead later this year and that we will be able to increase exports but that sales and margins on welded pipes will be lower in 2006 than in 2005.


Analysis of 2006 First Quarter Results

(metric tons)

       Sales volume         Q1 2006    Q1 2005    Increase/(Decrease)
North America               202,000    220,000                   (8%)
Europe                      184,000    179,000                     3%
Middle East & Africa        149,000    101,000                    48%
Far East & Oceania           82,000    101,000                  (19%)
South America                98,000    101,000                   (3%)
Total seamless pipes        714,000    703,000                     2%
Welded pipes                 65,000    109,000                  (40%)
Total steel pipes           779,000    812,000                   (4%)


    Sales volume of seamless pipes increased by 2% to 714,000 tons in the first quarter of 2006 from 703,000 tons in the same period of 2005. Sales volume increased significantly in the Middle East and Africa region reflecting a substantial increase in oil and gas drilling activity and investment in the development of new fields in the region led by Saudi Arabia but extending through much of the Middle East and North Africa. Sales volume declined significantly in the Far East and Oceania, reflecting reduced sales to industrial customers. Sales in North America declined reflecting lower drilling activity in Mexico and lower sales to industrial customers.
    Sales volumes of welded pipes decreased by 40% to 65,000 tons in the first quarter of 2006 from 109,000 tons in the same period of 2005. The decrease in sales was due to substantially reduced demand for welded pipes for gas pipeline projects in Brazil following the implementation of several projects in 2005 and delays in the implementation of projects originally projected for this year.


(US$ million)

         Net sales           Q1 2006    Q1 2005   Increase/(Decrease)
Seamless pipes               1,441.0    1,105.3                   30%
Welded pipes                   114.6      160.4                 (29%)
Energy                         161.6      144.0                   12%
Others                          66.0       43.3                   52%
Total                        1,783.2    1,452.9                   23%


    Net sales in the quarter ended March 31, 2006 increased 23% to US$1,783.2 million, compared to US$1,452.9 million in the corresponding quarter of 2005. Net sales of seamless pipes rose by 30%, due primarily to significantly higher sales of high-end products and higher selling prices for all of our products. Net sales of welded pipes, which included US$11 million in sales of metal structures made by our Brazilian welded pipe subsidiary in the first quarter of 2006 and US$17 million of such sales in the first quarter of 2005, fell by 29% due primarily to the decline in sales volume. Net sales of energy rose by 12% due to higher Italian gas and electric energy prices. Net sales of other goods and services increased 52% due to higher sales of pre-reduced hot briquetted iron from our plant in Venezuela.


(percentage of net sales)

Cost of sales                                   Q1 2006       Q1 2005
Seamless pipes                                      48%           54%
Welded pipes                                        66%           63%
Energy                                              97%           95%
Others                                              71%           57%
Total                                               55%           60%


    Cost of sales, expressed as a percentage of net sales, decreased to 55% in the first quarter of 2006, compared to 60% in the same period of 2005 reflecting higher gross margins on our sales of seamless pipe products and a higher proportion of seamless pipe sales in total sales. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 48% in the first quarter of 2006 compared to 54% in the same period of 2005 principally reflecting a higher proportion of higher-margin, high-end products in the product mix.
    Selling, general and administrative expenses, or SG&A, declined as a percentage of net sales to 12.2% in the quarter ended March 31, 2006 compared to 12.7% in the corresponding quarter of 2005.
    Net financial income was US$10.6 million in the first quarter of 2006, compared to a net financial expense of US$41.8 million in the same period of 2005. Interest income exceeded interest expenses by US$0.6 million in the first quarter of 2006 compared to a net interest expense of US$9.5 million in the same period of 2005, reflecting changes in the net debt position. A gain of US$8.8 million on net foreign exchange transactions and the fair value of derivative instruments was recorded in the first quarter of 2006, compared to a loss of US$33.9 million during the first quarter of 2005. These gains and losses on net foreign exchange transactions and the fair value of derivative instruments are to a large extent offset by changes to our net equity position and arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.
    Equity in earnings of associated companies generated a gain of US$21.5 million in the first quarter of 2006, compared to a gain of US$30.2 million in the first quarter of 2005. The gain in the first quarter of 2006 was derived mainly from our 11.5% equity shareholding in Ternium and the gain in the first quarter of 2005 was derived mainly from our prior investment in Sidor.
    Income tax charges totalled US$191.3 million in the first quarter of 2006, equivalent to 31% of income before equity in earnings of associated companies and income tax.
    Income attributable to minority interest rose to US$22.0 million in the first quarter of 2006, compared to US$15.7 million in the corresponding quarter of 2005 reflecting an improvement in operating and financial results at our NKKTubes subsidiary, which was partially offset by weaker operating and financial results at our Confab subsidiary.

    Cash Flow and Liquidity

    Net cash provided by operations during the first quarter of 2006 was US$544.1 million. Working capital increased by US$24.3 million during the first quarter as a US$115.5 million increase in inventories was largely offset by a reduction in trade receivables (US$34.4 million) and an increase in trade payables (US$58.0 million).
    Capital expenditures increased to US$69.5 million for the first quarter of 2006 compared to US$47.3 million in the first quarter of 2005. Capital expenditures in the remaining quarters of the year are expected to be higher as we implement our investment program to increase capacity for high-end products.
    During the first quarter of 2006, Tenaris became net cash positive with a net cash position (cash and cash equivalents and other current investments less borrowings) of US$239.7 million at March 31, 2006 compared to net debt of US$183.0 million at December 31, 2005. Total financial debt decreased by US$41.5 million to US$968.8 million at March 31, 2006 from US$1,010.3 million at December 31, 2005.

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.


Consolidated condensed interim income statement

                                             Three-month period ended
                                                     March 31,
(all amounts in thousands of U.S. dollars)      2006         2005
                                                   (Unaudited)

Net sales                                     1,783,152    1,452,927
Cost of sales                                  (972,492)    (865,128)
                                             -----------   ----------
Gross profit                                    810,660      587,799
Selling, general and administrative
 expenses                                      (217,884)    (185,083)
Other operating income (expenses), net            8,130        2,967
                                             -----------   ----------
Operating income                                600,906      405,683
Financial income (expenses), net                 10,596      (41,807)
                                             -----------   ----------
Income before equity in earnings of
 associated companies and income tax            611,502      363,876
Equity in earnings of associated companies       21,521       30,163
                                             -----------   ----------
Income before income tax                        633,023      394,039
Income tax                                     (191,333)    (114,069)
                                             -----------   ----------
Income for the period                           441,690      279,970
                                             -----------   ----------

Attributable to:
Equity holders of the Company                   419,688      264,234
Minority interest                                22,002       15,736
                                             -----------   ----------
                                                441,690      279,970
                                             -----------   ----------


Consolidated condensed interim balance sheet

                             At March 31, 2006   At December 31, 2005
(all amounts in thousands       (Unaudited)
 of U.S. dollars)

ASSETS
Non-current assets
  Property, plant and
   equipment, net          2,275,130             2,230,038
  Intangible assets, net     159,747               159,099
  Investments in
   associated companies      341,446               257,234
  Other investments           25,579                25,647
  Deferred tax assets        212,087               194,874
  Receivables                 32,276  3,046,265     65,852  2,932,744
                           ----------            ----------

Current assets
  Inventories              1,491,632             1,376,113
  Receivables and
   prepayments               155,661               143,282
  Current tax assets         121,138               102,455
  Trade receivables        1,289,780             1,324,171
  Other investments          297,557               119,907
  Cash and cash
   equivalents               910,991  4,266,759    707,356  3,773,284
                           ---------- ---------- ---------- ----------

Total assets                          7,313,024             6,706,028

Equity
Capital and reserves
 attributable to the
 Company's equity holders
  Share capital            1,180,537             1,180,537
  Legal Reserves             118,054               118,054
  Share Premium              609,733               609,733
  Currency translation
   adjustments               (54,818)              (59,743)
  Other reserves              30,801                 2,718
  Retained earnings        2,076,191  3,960,498  1,656,503  3,507,802
                           ----------            ----------

Minority interest                       295,470               268,071
                                      ----------            ----------

Total equity                          4,255,968             3,775,873
                                      ----------            ----------

LIABILITIES
Non-current liabilities
  Borrowings                   639,129             678,112
  Deferred tax liabilities     359,371             353,395
  Other liabilities            157,492             154,378
  Provisions                    45,074              43,964
  Trade payables                   707  1,201,773    1,205  1,231,054
                               --------            --------

Current liabilities
  Borrowings                   329,703             332,180
  Current tax liabilities      517,216             452,534
  Other liabilities            159,190             138,875
  Provisions                    36,566              36,945
  Customers advances           129,291             113,243
  Trade payables               683,317  1,855,283  625,324  1,699,101
                               -------- ---------- -------- ----------

Total liabilities                       3,057,056           2,930,155

Total equity and liabilities            7,313,024           6,706,028


Consolidated condensed interim cash flow statement

                                                 Three-month period
                                                   ended March 31,
                                                     (Unaudited)
(all amounts in thousands of U.S. dollars)        2006        2005

Cash flows from operating activities
Income for the period                            441,690     279,970
Adjustments for:
   Depreciation and amortization                  54,675      51,977
   Income tax accruals less payments              83,458      37,478
   Equity in earnings of associated companies    (21,521)    (30,163)
   Interest accruals less payments, net            5,292       2,344
   Income from disposal of investment             (6,933)          -
Changes in provisions                                731      (4,285)
Proceeding from Fintecna arbitration award net
 of BHP settlement                                     -      66,594
Changes in working capital                       (24,257)   (209,878)
Currency translation adjustment and others        10,947     (11,344)
                                                ---------   ---------
Net cash provided by operating activities        544,082     182,693
                                                ---------   ---------
Cash flows from investing activities
Capital expenditures                             (69,529)    (47,316)
Acquisitions of subsidiaries                     (29,809)        (38)
Proceeds from disposal of property, plant and
 equipment and intangible assets                   1,820       1,442
Dividends and distributions received from
 associated companies                                  -      19,520
Changes in restricted bank deposits                  648     (27,680)
Reimbursement from trust funds                         -     119,666
Investments in short terms securities           (177,650)          -
                                                ---------   ---------
Net cash (used in) provided by investing
 activities                                     (274,520)     65,594

Cash flows from financing activities
Dividends paid to minority interest in
 subsidiaries                                     (7,581)          -
Proceeds from borrowings                         101,085     398,269
Repayments of borrowings                        (146,447)   (516,422)
                                                ---------   ---------
Net cash (used in) provided by financing
 activities                                      (52,943)   (118,153)
                                                ---------   ---------
Increase in cash and cash equivalents            216,619     130,134
Movement in cash and cash equivalents
At the beginning of the period                   672,437     293,824
Effect of exchange rate changes                   (1,834)       (298)
Increase in cash and cash equivalents            216,619     130,134
At March 31,                                     887,222     423,660

                                                    At March 31,
Cash and cash equivalents                         2006        2005
Cash and bank deposits                            910,991    477,106
Bank overdrafts                                   (22,369)   (12,266)
Restricted bank deposits                           (1,400)   (41,180)
                                                  887,222    423,660


    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

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                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 3, 2006



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary